UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

PUTNAM HILLS CORP.
(Exact name of Registrant as specified in its charter)

Delaware	000-54896	36-4742850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

c/o Samir Masri CPA Firm P.C., 175 Great Neck Rd., Suite 403, Great Neck, NY 11021
(Address of Principal Executive Offices, including Zip Code)

(516) 466-6193
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: January 10, 2014

Putnam Hills Corp.
c/o Samir Masri CPA Firm P.C.
175 Great Neck Road, Suite 403,
Great Neck, NY 11021
Tel: (516) 466-6193

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

January 10, 2014

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Putnam Hills Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF PUTNAM HILLS CORP.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Samir N. Masri, Chief Executive Officer, Chief Financial Officer, President, Secretary and director of Putnam Hills Corp., c/o Samir Masri CPA Firm P.C., 175 Great Neck Road, Suite 403,, Great Neck, New York 11021; telephone (516) 466-6193.

By Order of the Board of Directors, Samir N. Masri Chief Executive Officer, Chief Financial Officer, President, Secretary and Director

Great Neck, New York
January 10, 2014

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of January 10, 2014 of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Putnam Hills Corp., a Delaware corporation (“we,” “us,” “our,” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the contemplated issuance of shares of the Company’s common stock pursuant to a definitive agreement (the “Agreement”) expected to be consummated by and among the Company, DanDrit Biotech A/S, a Denmark corporation (“DanDrit”), Niels Erik Nielsen (“Stockholders’ Representative”), as representative of the stockholders of DanDrit owning a majority of the issued and outstanding equity interests of DanDrit (the “DanDrit Majority Shareholders”, and together with all other holders of the outstanding capital stock of DanDrit, each a “DanDrit Shareholder”, and collectively, the “DanDrit Shareholders”).

Pursuant to the terms of the proposed Agreement, upon the closing of the transactions contemplated by the Agreement (the “Closing”), the DanDrit Shareholders owning no less than 90% of the issued and outstanding equity interests in DanDrit (the “DanDrit Consenting Shareholders”) will sell, convey, assign, transfer and deliver to the Company all of the equity interests of DanDrit (the “DanDrit Equity Interests”) owned by such DanDrit Consenting Shareholders in exchange for up to an aggregate of approximately 6,000,000 shares (the “Exchange Shares”) of the Company’s common stock (the “Share Exchange”), to be distributed pro rata among the DanDrit Consenting Shareholders in proportion to the number of issued and outstanding DanDrit Equity Interests owned by each such DanDrit Consenting Shareholder prior to the closing of the Share Exchange.    Assuming the closing of the proposed Share Exchange, the Company will acquire no less than 90% of the issued and outstanding equity interests of DanDrit, adopt the business and operations of DanDrit and change its name to “DanDrit Biotech USA, Inc.” Following the closing of the Share Exchange, in accordance with Section 70 of the Danish Companies Act and the Articles of Association of DanDrit, the Company will offer to any DanDrit Shareholder that has not consented to the Share Exchange (the “Non-Consenting Shareholders”) and therefore has not exchanged such DanDrit Shareholder’s DanDrit Equity Interests for Exchange Shares, the pro rata portion of the number of Exchange Shares such DanDrit Shareholder would have been entitled to receive if such DanDrit Shareholder had consented to the Share Exchange. Any remaining Exchange Shares that have not been issued to the DanDrit Consenting Shareholders at the Closing, or to the Non-Consenting Shareholders following the Closing, shall be distributed pro rata among the DanDrit Shareholders that have received Exchange Shares based on the number of Exchange Shares issued to such DanDrit Shareholders in connection with the terms of the Agreement.  In addition, simultaneous with the Closing, as an inducement for DanDrit to consummate the Share Exchange, our existing stockholder, NLBDIT 2010 Services, LLC (the “Existing Stockholder”) has agreed to cancel and return to the Company as authorized and unissued up to an aggregate of 4,400,000 shares of common stock owned by the Existing Stockholder immediately prior to the closing (the “Cancellation”).

Pursuant to the terms of the proposed Agreement and subject to and in compliance with Rule 14f-1 under the Exchange Act, at the Closing, effective upon the resignation of our sole director and the later of the eleventh day following the filing of this Information Statements and the closing of the transactions contemplated by the Agreement (the “Effective Date”), our board of directors (the “Board”), which currently consists of Samir N. Masri, will increase the size of the Board to five members and elect Niels Erik Nielsen, Dr. Jacob Rosenberg, Aldo Peterson, Robert E. Wolfe and Eric Leire each as directors to fill the vacancies created by Mr. Masri’s resignation and such increase in the size of the Board.  In addition, at the Closing, Mr. Masri shall resign as President, Secretary, Chief Executive Officer and Chief Financial Officer and any other executive office of the Company held by Mr. Masri and the Board shall appoint Mr. Nielsen to serve as Chairman of the Board, Eric Patterson Leire to serve as Chief Executive Officer and President and Robert E. Wolfe to serve as Chief Financial Officer, Treasurer and Secretary. Because of the change in the composition of our Board and the issuance of securities pursuant to the Share Exchange, a change-of-control of our Company will occur on the Effective Date.

The foregoing descriptions of the Agreement and the proposed Cancellation Agreement do not purport to be complete and are qualified in their entirety by the terms of the actual Agreement and Cancellation Agreement, copies of which we plan to file as exhibits to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreements.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder requires the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, the change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about January [*], 2014.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of January 10, 2014, there are 5,040,000 shares of our Common Stock issued and outstanding. No vote or other action of our sole stockholder is required in connection with this Information Statement.

CHANGE OF CONTROL

  Pursuant to the terms of the Agreement by and among the Company, DanDrit, and the Shareholders’ Representative, on the date of the Closing, DanDrit will become our wholly-owned subsidiary and, assuming the completion of the proposed Cancellation, the former stockholders of DanDrit will collectively hold approximately 74.63% of our issued and outstanding capital stock.  The transactions contemplated by the Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the Exchange Shares issued to the former DanDrit stockholders will be issued in reliance upon exemptions from registration pursuant to Regulation S and/or Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”). Mr. Masri will resign as our director on the Effective Date and from all of his positions as an officer of the Company simultaneously with the Closing. As described above, pursuant to the Agreement, as of the Effective Date, the Board, which currently consists of Samir N. Masri, will appoint Niels Erik Nielsen as our Chairman, Dr. Eric Patterson Leire, Robert E. Wolfe, Dr. Jacob Rosenberg, and Aldo Petersen to serve on the Board.  In addition, effective simultaneously with the Closing, the Board will appoint Dr. Eric Patterson Leire to serve as Chief Executive Officer and President and Robert E. Wolfe to serve as Chief Financial Officer.  Because of the issuance of securities contemplated by the Agreement as well as the election of the directors proposed to take office as of the Effective Date, there will be a change-of-control of the Company.

Our completion of the transactions contemplated under the Agreement which will be subject to the satisfaction of certain contingencies and compliance with regulatory requirements which shall be set forth in the Agreement. Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing, and distribution to our sole stockholder of this Information Statement. There can be no assurance that the Share Exchange will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current sole executive officer and director and our proposed executive officers and directors after completing the transactions contemplated by the Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by DanDrit prior to the Effective Date.

Current Executive Officer and Director

The following table sets forth certain information regarding our current sole director and executive officer:

Name	Age	Titles
Samir N. Masri	68	Chief Executive Officer, Chief Financial Officer, President, Secretary and Sole Director

Samir N. Masri., the Company’s current Chief Executive Officer, Chief Financial Officer, President, Secretary and director since October 15, 2012, is the founder and President of Samir Masri CPA Firm P.C. since 2006. Mr. Masri has also served as President and a director of Iron Sands Corp. and Oneida Resources Corp. since January 18, 2011 and Chief Executive Officer, Chief Financial Officer, President, Secretary and director of Dutchess Holdings Corp. and Fern Holdings Corp. since October 15, 2012. Mr. Masri served as an executive officer and a director of China Display Technologies, Inc. (formerly Lincoln International Corp.), a publicly reporting and non-trading shell company, from 2004 until a share exchange with an operating company was completed in 2007. Mr. Masri received a B.A. in 1967 and a M.A. in 1970 in Politics, Philosophy and Economics from St. Catherine’s College in Oxford, England. Mr. Masri is a fellow of the Institute of Chartered Accountants in England and Wales and a CPA licensed in New York. Mr. Masri’s past experience as executive officer and director of a shell company which has completed a business combination will be beneficial to the Company as it seeks to carry out its business plan.

Executive Officers and Directors Following the Share Exchange

As of the Effective Date, the following individuals are expected to be named to the Board and executive management of the Company. Each of NE Nielsen, Dr. Jacob Rosenberg, Dr. Eric Patterson Leire, and Aldo Michael Noes Petersen will become directors of the Company on the Effective Date, at which time Mr. Masri will resign from the Board. Mr. Masri’s biographical information is provided above.

Name	Age	Titles
Dr. Eric Patterson Leire	56	Chief Executive Officer, President and Director (Principal Executive Officer)
Robert E. Wolfe	51	Chief Financial Officer (Principal Accounting Officer), Treasurer, Secretary and Director
Niels Erik Nielsen	65	Chairman of the Board
Dr. Jacob Rosenberg	49	Director
Aldo Petersen	52	Director

Dr. Eric Patterson Leire, MD, MBA. Dr. Leire has served as the Chief Executive Officer and a director of DanDrit since April 2011. Dr. Leire has also served as Chief Executive Officer of DKTI A/S, a listed Danish investment company since September 2012. Prior to these roles Dr. Leire was a Partner at BioFund Venture Capital, a Finnish biotech venture fund, from August 2006 through September 2010 and a Partner at Medwell Capital Corp., a Canadian venture fund, from April 2010 through May 2011. Dr. Leire has worked globally for many international pharmaceutical organizations, including Schering-Plough, Pfizer, Inc., Boots Pharmaceuticals Company PLC, Harvard AIDS Institute and BioStrategies Group. Dr. Leire also served as the CEO of US biotech companies APT Therapeutics, Inc. and ParinGenix, Inc. and currently serves on the board of directors of Novicol Canada, DKTI A/S and DanDrit Corp. Ltd. Dr. Leire received his medical degree from the University of Medicine of Grenoble in 1980 and his MBA from ISA-HEC and the Kellogg School of Management at Northwestern University in 1991.  Dr. Leire’s significant global experience in the pharmaceutical and biotechnology industries will be a significant asset to the Company as it carries out its business plan lead the Board to believe that he is qualified to serve as a director of the Company.

Robert E. Wolfe. Mr. Wolfe has served as the Chief Financial Officer of DanDrit since January 1, 2014. Mr. Wolfe also serves as Chairman and CEO of IProcess Manager Inc. since April 2010, and as director of Iso-Ware A/S since February 2006.  In addition, Mr. Wolfe has served as Chairman, CEO & CFO of Advanced Oxygen Technologies, Inc. (NASDAQBB:AOXY) since December 1997, which owns Anton Nielsen Vojens ApS, a Danish commercial real estate company. Mr. Wolfe has served as President, CEO and director of Crossfield, Inc., Crossfield Investments, LLC, Drumbeg Ltd, Baldwin Construction Inc. & Ludlow Leasing, Inc. from May 1989 to January 2014. The Board believes that Mr. Wolfe’s experience with U.S. public companies and other Danish entities will be beneficial to the Company and lead the Board to believe that Mr. Wolfe is qualified to serve as a director of the Company.

Niels Erik Nielsen. Mr. Nielsen is a lawyer and partner at Lett Law Firm  in Denmark. His practice areas are capital market conditions,  securities law,  boards of directors,  managerial,  finance  and acquisitions. He currently serves as the chairman and a board member of numerous companies, including  as Chairman of DanDrit Biotech A/S since June 2013, director of the board of Pele Holding A/S since May 1982, director of the board of Charles Christensen A/S since 1983 and as Chairman since May 2010, Chairman of Charles Gulve Engros A/S since June 2002, Chairman of InterMail A/S since January 1995, Chairman of Gammelrand Holding A/S since December 2009, Chairman of Gammelrand Skærvefabrik A/S since May 1995, director of the board of Ejendomsaktieselskabet Matr. 43 Ei Avedøre since August 2000 and as Chairman since February 2009, Chairman of Gammelrand Beton A/S since April 2001, director of the board of P.O.A. Ejendomme A/S since July 1994 and Chairman since April 2007, and Chairman of Konveloutfabrikken Danmakrs Fond and Brøndbyerns I.F. Fodbold A/S since June 2013. Within the last five years Mr. Nielsen has served as a board member or chairman in the following companies: Amagerbanken Aktieselskab under konkurs from December 1999 to November 2010, Ambu A/S from February 1999 to December 2012, Carepoint Haslev/Ringsted under konkurs from June 2009 to August 2009, Cimber Sterling A/S under konkurs from September 2000 to September 2010, Cimber Sterling Group A/S under konkurs from September 2005 to September 2010, Danica-Elektronik ApS from March 1993 to September 2012, GPV Industri A/S under konkurs from December 1986 to June 2011, GPV International A/S from April 2009 to June 2009, Henrik Olsen Automobiler A/S from April 2010 to May 2010, Kirk & Thorsen Invest A/S from February 2013 to April 2013, Olsen Biler Administraton A/S from April 2007 to May 2010, Olsen Biler Ringsted-Haslev A/S from April 2007 to May 2010, Satair A/S from November 1994 to October 2011, Satair Service A/S from May 1995 to May 2011, Torm A/S from September 2000 to January 2013 andWeibel Scientific A/S from January 1986 to September 2012. . Mr. Nielsen’s significant global experience as a member of the board of directors or chairman of various entities lead the Board to believe that Mr. Nielsen is qualified to serve as a director of the Company.

Dr. Jacob Rosenberg. Dr. Jacob Rosenberg currently serves as a director of Dandrit Denmark, a position he has held since 2012. Prior to this role, Dr. Rosenberg served as Chairman of DanDrit Denmark’s board from 2003 to 2009 and Chairman of T-cellic A/S from 2007 to 2008. Dr. Rosenberg is also currently Chairman of the board of DKTI A/S. Dr. Rosenberg was appointed as a Professor of Surgery at the University of Copenhagen in 2003, where he also received his M.D. in 1991. He also has a D.Sc. from University of Copenhagen. During the years 1997-2003 he received 6 honorary research prizes. Professor Rosenberg has had oversight of DanDrit’s Copenhagen-based clinical trials. Dr. Rosenberg is believed to be one of the leading experts in research in cancer and dendritic cells and therefore has extensive knowledge of the Company’s technical development which lead the Board to believe that Mr. Rosenberg is qualified to serve as a director of the Company.

Aldo Petersen.  Aldo Petersen has been chairman of LiqTech International, Inc. since August 2011.  He has been the CEO of APE Invest A/S, a private Danish investment company, since 2006 when he sold Telepartner A/S, a formerly NASDAQ-listed company that he founded in 1986.  Prior to Telepartner, he started and sold one of Denmark’s first hedge funds, Dansk Fromue Invest.  Mr. Petersen was a major investor in Greentech Energy Systems A/S, a renewable energy company that builds wind farms in Denmark, Germany, Poland and Italy.  He is a private investor in wind farms in Germany and France, and was also a major investor in Football Club Copenhagen (listed on the Copenhagen Stock Exchange).  Mr. Petersen has a B.A. degree in Economics from Copenhagen Business School. Mr. Petersen’s business relationships and prior experience on the board of directors of another U.S. Nasdaq listed company based in Denmark  lead the Board to believe that Mr. Petersen is qualified to serve as a director of the Company.

Terms of Office

The Company’s sole director and officer has been appointed for a one-year term or until his respective successors are duly elected and qualified or until his earlier resignation or removal in accordance with our bylaws. Immediately following the completion of the Share Exchange, on the Effective Date, each of Niels Erik Nielson. Dr. Eric Patterson Leire, Robert E. Wolfe, Dr. Jacob Rosenberg, and Aldo Michael Noes Petersen will be appointed to serve as directors on the Board, at which time our current director, Mr. Masri, will resign from the Board. Effective as of the Closing, Mr. Masri will resign as the sole officer of the Company and Mr. Nielson will be elected to serve as Chairman of the Board, Mr. Leire will serve as Chief Executive Officer and President and Robert E. Wolfe will be appointed to serve as Chief Financial Officer by the Board. According to our bylaws, the number of directors at any one time may not be less than one.  The maximum number of directors at any one time may be increased by a vote of a majority of the directors then serving.

Our certificate of incorporation provides for the annual election of directors.  At each annual meeting of stockholders, our directors will be elected for a one-year term and serve until their respective successors have been elected and qualified.  It is anticipated that the Board of Directors will meet at least quarterly.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the proposed Share Exchange, other than our executive officers.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Director Independence

Our Board of Directors has determined that Messrs. Rosenberg and Petersen are independent as that term is defined in the listing standards of the NYSE MKT. In making these determinations, our Board of Directors has concluded that none of our independent directors has an employment, business, family or other relationship which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our other directors, Dr. Leire and Mrs. Asmussen, are not considered independent under these rules because each serves as an executive officer. We expect that our independent directors will meet in executive session (without the participation of executive officers or other non-independent directors) at least two times each year.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

For the period January 18, 2011 (Inception) to March 31, 2013, professional fees of $38,225 were paid on behalf of the Company by Sunrise Financial Group Inc. (“SFG”). The President of SFG was the Company’s former President and sole stockholder. As of March 31, 2013, the outstanding balance of $38,235 for professional fees paid by SFG and amounts advanced to the Company are reported as loan payable - related party.  These funds were advanced interest free and are unsecured. There is no written or oral agreement in effect with respect to the SFG Advances, provided, that the Company intends to attempt to reimburse the SFG Advances at the time of the closing of a business combination; however, there is no assurance that the Company will reimburse SFG.

On June 3, 2011, the Company issued a note (the “NLBDIT Enterprises Note”) in favor of NLBDIT 2010 Enterprises, LLC (“NLBDIT Enterprises”) pursuant to which the Company agreed to repay NLBDIT Enterprises the sum of any and all amounts that NLBDIT Enterprises may advance to the Company (the “Principal Amount”) on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). NLBDIT Enterprises is wholly owned by the Low Trust. Nathan Low, a principal of our sole shareholder, is the family trustee of the Low Trust and a principal of NLBDIT Enterprises. Interest accrues on the outstanding Principal Amount of the NLBDIT Enterprises Note on the basis of a 360-day year from June 3, 2011 until paid in full at the rate of six percent (6%) per annum. The lender has agreed to forego all accrued and unpaid interest through August 20, 2012.  At September 30, 2013, $1,339 of accrued interest was payable. The NLBDIT Enterprises Note was filed as an exhibit to the Company’s Registration Statement on Form 10 filed with the SEC on August 12, 2011, and incorporated herein by this reference.

The Company currently uses the office space and equipment of its management at no cost.

The Company engaged Samir Masri CPA Firm P.C. to provide accounting services to the Company. Samir Masri, the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary and director, is the founder and President of Samir Masri CPA Firm P.C. The Company agreed to pay Samir Masri CPA Firm P.C. for services rendered in connection with the preparation of the financial statements required to be filed in the Company’s registration statement on Form 10 and subsequent periodic reports in an aggregate amount equal to $10,000 per fiscal year  until the date that the Company consummates a merger or similar transaction with an operating business. There are no written agreements in connection with this arrangement.

Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Delaware General Corporation Law.

Board Meetings; Annual Meeting Attendance

During the fiscal year ended March 31, 2013, the Board did not meet and the Company did not hold an annual meeting. The Board conducted all of its business and approved all corporate action during the fiscal year ended March 31, 2013 by the unanimous written consent of its sole director, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our Chief Executive Officer, Chief Financial Officer, President, Secretary and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only one shareholder, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Share Exchange, we do not have a compensation committee or committee performing similar functions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than ten percent (10%) of our Common Stock (collectively, the “Reporting Persons”), to file reports with the SEC of beneficial ownership and reports of changes in beneficial ownership of our Common Stock on Forms 3, 4 and 5. Reporting Persons are required by applicable SEC rules to furnish us with copies of all such forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. To our knowledge, based solely on our review of the copies of the Forms 3, 4 and 5 received by us during the fiscal year ended March 31, 2013 and written representations that no other reports were required, we believe that all reports required to be filed by such persons with respect to the Company’s fiscal year ended March 31, 2013 were timely filed.

Code of Ethics

On July 12, 2012, the Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. A form of the Code of Ethics was filed as Exhibit 14.1 to the Company’s Annual Report on Form 10-K filed with the SEC on July 17, 2012 and is incorporated herein by reference. Requests for copies of the Code of Ethics should be sent in writing to Putnam Hills Corp. c/o Samir Masri CPA Firm P.C., 175 Great Neck Road, Suite 403, Great Neck, New York 11021.

Board Leadership Structure and Role in Risk Oversight

Samir N. Masri currently serves as our Chief Executive Officer, Chief Financial Officer, President, Secretary and sole director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Share Exchange, the Board will be comprised of five directors, consisting of Dr. Jacob Rosenberg, Aldo Petersen and Robert E. Wolfe, with Mr. Nielsen serving as our Chairman, Dr. Eric Patterson Leire serving as our Chief Executive Officer, and Robert E. Wolfe serving as our Chief Financial Officer, Treasurer and Secretary.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Putnam Hills Corp., c/o Samir Masri CPA Firm P.C., 175 Great Neck Road, Suite 403, Great Neck, New York 11021, Attention: Board of Directors. Following the proposed Share Exchange, stockholders may send communications to the Board by writing to DanDrit Biotech USA, Inc., PO Box 189. Randolph, VT 05060, U.S.A, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our sole executive officer or director. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our director for his services in such capacity.

Employment Agreements

We have no employment agreement with our sole executive officer.

Equity Compensation Plan

We do not currently have any equity compensation plans; however, the Company anticipates adopting an equity incentive plan following the closing of the Share Exchange.

Compensation Committee Interlocks and Insider Participation

As described above, we have not provided our officers and directors with any compensation since our inception. As a result, we do not have a compensation committee or a committee performing similar functions.

Compensation Committee Report

Because the Company does not have a compensation committee or a committee performing similar functions, it does not have a compensation committee report.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Share Exchange

The following table sets forth the number of shares of our Common Stock beneficially owned as of January 10, 2014 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors as a group.

As of January 10, 2014, 5,040,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days of January 10, 2014, whether through the exercise or conversion of any stock option, convertible security, warrant or other right.  The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Share Exchange		Percentage of Common Stock Beneficially Owned Pre-Share Exchange
5% Beneficial Owners
NLBDIT 2010 Services, LLC c/o Sunrise Securities Corp 600 Lexington Avenue, 23rd Floor New York, NY 10022		5,000,000		99.21%

The Nathan Low 2008 Irrevocable Trust c/o Sunrise Securities Corp. 600 Lexington Avenue, 23rd Floor New York, NY 10022		5,000,000	(1)	99.21%

Nathan A. Low c/o Sunrise Securities Corp. 600 Lexington Avenue, 23rd Floor New York, NY 10022		5,000,000	(2)	99.21%
Officers and Directors
Samir N. Masri (3) 175 Great Neck Rd. Suite 403 Great Neck, NY 11021	Chief Executive Officer, Chief Financial Officer, President, Secretary and Director	0	(4)	0.0%
All Officers and Directors as a group (1 individual)		0	(4)	0.0%

(1)
Represents the 5,000,000 shares of our Common Stock owned of record by NLBDIT 2010 Services, LLC (“NLBDIT  Services”). The Nathan Low 2008 Irrevocable Trust (“Low Trust”) owns 100% of the outstanding membership interests of NLBDIT Services and may be deemed to beneficially own the shares of our Common Stock held of record by NLBDIT Services. Nathan Low is the family trustee of the Low Trust and has voting and dispositive control over any securities owned of record or beneficially owned by the Low Trust, subject to the agreement of the independent trustee.

(2)
Represents the 5,000,000 shares of our Common Stock owned of record by NLBDIT Services and beneficially owned by the Low Trust. Nathan Low is the family trustee of the Low Trust and has voting and dispositive control over any securities owned of record or beneficially owned by the Low Trust, subject to the agreement of the independent trustee.

(3)	Samir N. Masri serves as Chief Executive Officer, Chief Financial Officer, President, Secretary and sole director of the Company.

(4)
Does not include the 5,000,000 shares of our Common Stock owned of record by NLBDIT Services. Samir Masri is the Manager of NLBDIT Services but does not have any voting or dispositive power over the shares of Common Stock owned of record by NLBDIT Services.

Following the Share Exchange and Cancellation

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned, assuming the closing of the Share Exchange and the proposed Cancellation were to occur on January 10, 2014, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each director and named executive officer of the Company and (iii) all officers and directors as a group. In determining the percentage of class, the following table assumes 8,040,000 shares of Common Stock issued and outstanding following the Share Exchange, assuming the exchange of 100% of the issued and outstanding DanDrit Equity Interests for the Putnam Shares and after taking effect of the Cancellation.

Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days of January 10, 2014, whether through the exercise or conversion of any stock option, convertible security, warrant or other right.  The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that he, she or it is a direct or indirect beneficial owner of those shares.

Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o DanDrit Biotech USA, Inc., PO Box 189. Randolph, VT 05060, U.S.A.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned Post Share Exchange(1)	% of Shares of Common Stock Beneficially Owned Post Share Exchange (1)
Directors/Officers:
Eric Jean Marie Leire	8,615	0.11%
Robert E. Wolfe	-	-
NE Nielsen	-	-
Dr. Jacob Rosenberg	31,476	0.39%
Aldo Petersen	-	-
Directors/Officers Total:	40,091	0.50%
5% Shareholders:
Sune Olsen Holdings ApS	777,588	9.67%
Sardinian Solar Park ApS	290,551	3.61%
Media-Invest Danmark A/S	793,923	9.87%
Bele Invest ApS	486.677	6.05%
Jonas Petterson (2)	486,677	6.05%
Sune Olsen (3)	1,157,500	14.39%
Thomas Ulletved Rasmussen (4)	793,923	9.87%
DKTI A/S (5)	555,869	6.91%
NLBDIT 2010 Services, LLC (6)	600,000	7.46%

5% Shareholders Total:	3,593,969	44.68%
Total:	3,634,060	45.18%

(1)	Based on 8,040,000 shares anticipated to be issued and outstanding, following the closing of the Share Exchange.
(2)	Shares are owned by Bele Invest ApS, a Danish entity. The voting and disposition of the shares owned by the company are controlled by Mr. Petterson.
(3)
Shares are owned by Sune Olsen Holding ApS, Biotech Invest ApS and Sardinian Solar Park ApS, all Danish entities. The voting and disposition of the shares owned by the companies are controlled by Mr. Olsen.

(4)	Shares are owned by Media-Invest Danmark ApS, a Danish entity. The voting and disposition of the shares owned by Media-Invest are controlled by Mr. Rasmussen.
(5) (6)
DKTI A/S is a Danish public limited liability company. DKTI was, until September 19, 2013, listed at the stock exchange OMX Nasdaq Copenhagen. DKTI has 189 shareholders.
The voting and disposition of the shares owned by the company are controlled by Nathan Low.

Except with respect to the proposed Share Exchange and Cancellation described herein, we are not aware of any arrangements, including pledges, by or among any of the foregoing persons, the operation of which could result in a change in control of the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Putnam Hills Corp., c/o Samir Masri CPA Firm P.C., 175 Great Neck Rd., Suite 403, Great Neck, New York 11021, Attention: Board of Directors.